Financial Statements
For the three months ended April 30, 2017

Condensed Consolidated Interim Balance Sheets
(unaudited) (expressed in thousands of United States dollars)

	April 30, 2017	January 31, 2017
ASSETS
Current assets
Cash and cash equivalents (note 4)	$131,168	$136,168
Accounts receivable	17,566	13,946
Inventory and supplies (note 5)	446,700	412,227
Other current assets	32,639	29,765
Income taxes receivable	14,919	17,720
	642,992	609,826
Property, plant and equipment	1,311,773	1,295,584
Restricted cash (note 4)	47,982	65,742
Other non-current assets	21,130	21,362
Deferred income tax assets	16,520	11,362
Total assets	$2,040,397	$2,003,876
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$141,989	$108,866
Dividends payable	16,138	–
Employee benefit plans	1,943	1,192
Income taxes payable	71,460	54,710
Current portion of loans and borrowings	10,556	10,556
	242,086	175,324
Deferred income tax liabilities	160,194	155,380
Employee benefit plans	17,208	15,911
Provisions	331,455	328,356
Total liabilities	750,943	674,971
Equity
Share capital	465,848	478,526
Contributed surplus	31,117	31,667
Retained earnings	691,540	718,298
Accumulated other comprehensive loss	(8,917)	(9,622)
Total shareholders’ equity	1,179,588	1,218,869
Non-controlling interest	109,866	110,036
Total equity	1,289,454	1,328,905
Total liabilities and equity	$2,040,397	$2,003,876
Commitments (note 8)
Subsequent events (note 13)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Condensed Consolidated Interim Statements of (Loss) Income
(unaudited) (expressed in thousands of United States dollars, except shares and per share amounts)

	Three months	Three months
	ended	ended
	April 30, 2017	April 30, 2016
Sales	$210,978	$178,259
Cost of sales	180,205	197,077
Gross margin	30,773	(18,818)
Selling, general and administrative expenses	8,280	8,036
Restructuring costs (note 11)	2,275	–
Operating profit	20,218	(26,854)
Finance expenses	(3,631)	(2,488)
Exploration costs	(736)	(3,581)
Finance and other income	989	371
Foreign exchange (loss) gain	(5,565)	(3,360)
Profit (loss) before income taxes	11,275	(35,912)
Current income tax expense	21,139	6,676
Deferred income tax recovery	(2,026)	(37,286)
Net (loss) income	$(7,838)	$(5,302)
Net (loss) income attributable to
Shareholders	$(7,910)	$(1,044)
Non-controlling interest	72	(4,258)
(Loss) earnings per share
Basic	$(0.09)	$(0.01)
Diluted	(0.09)	(0.01)
Basic weighted average number of shares outstanding	83,648,017	85,310,368

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
(unaudited) (expressed in thousands of United States dollars)

	Three months	Three months
	ended	ended
	April 30, 2017	April 30, 2016

Net (loss) income	$(7,838)	$(5,302)

Other comprehensive loss

Items that may be reclassified to profit (loss)

Net gain on translation of foreign operations (net of tax of $nil)	–	1,959

Items that will not be reclassified to profit (loss)

Remeasurement of defined benefit obligation (net of tax recovery of $1.0 million)	(2,174)	–

Total comprehensive (loss) income	$(10,012)	$(3,343)

Comprehensive (loss) income attributable to Shareholders	$9,842	$915

Non-controlling interest	(170)	(4,258)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Condensed Consolidated Interim Statements of Changes in Equity
(unaudited) (expressed in thousands of United States dollars)

	Three months	Three months
	ended	ended
	April 30, 2017	April 30, 2016
Common shares:
Balance at beginning of period	$478,526	$509,506
Issued during the period	406	127
Share repurchase (note 1)	(13,084)	–
Balance at end of period	465,848	509,633
Contributed surplus:
Balance at beginning of period	31,667	29,020
Stock-based compensation expense	467	817
Exercise of stock options	(144)	–
Forfeiture of stock options	(873)	–
Balance at end of period	31,117	29,837
Retained earnings:
Balance at beginning of period	718,298	752,028
Net (loss) income attributable to common shareholders	(7,910)	(1,044)
Dividends (note 10)	(16,138)	(17,065)
Tax effect of increase in participating interest at Buffer Zone (note 1)	(2,710)	–
Balance at end of period	691,540	733,919
Accumulated other comprehensive loss:
Balance at beginning of period	(9,622)	(10,027)
Items that may be reclassified to profit (loss)
Net gain on translation of net foreign operations (net of tax of $nil)	–	1,959
Realized currency translation loss on liquidation of inactive foreign operations, reclassified to net income	2,637	–
Items that will not be reclassified to profit (loss)
Remeasurement of defined benefit obligation (net of tax recovery of $1.0 million for the three months ended April 30, 2017)	(1,932)	–
Balance at end of period	(8,917)	(8,068)
Non-controlling interest:
Balance at beginning of period	110,036	112,803
Net (loss) income attributed to non-controlling interest	72	(4,258)
Other comprehensive loss attributable to non-controlling interest	(242)	–
Contributions made by minority partners	–	–
Distributions to minority partners	–	(3,986)
Balance at end of period	109,866	104,559
Total equity	$1,289,454	$1,369,880

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Condensed Consolidated Interim Statements of Cash Flows
(unaudited) (expressed in thousands of United States dollars)

	Three months	Three months
	ended	ended
	April 30, 2017	April 30, 2016
Cash provided by (used in)
OPERATING
Net (loss) income	$(7,838)	$(5,302)
Depreciation and amortization	75,809	58,444
Deferred income tax recovery	(2,026)	(37,286)
Current income tax expense	21,139	6,676
Finance expenses	3,631	2,488
Stock-based compensation	(406)	817
Other non-cash items	(14,480)	3,530
Unrealized foreign exchange gain (loss)	(2,138)	9,340
Gain on disposition of assets	–	235
Impairment losses on inventory	–	19,603
Interest paid	(77)	(94)
Income and mining taxes paid	(99)	(47,285)
Change in non-cash operating working capital, excluding taxes and finance expenses	(16,840)	6,795
Net cash from operating activities	56,675	17,961
FINANCING
Repayment of interest-bearing loans and borrowings	–	(185)
Distributions to and contributions from minority partners, net	–	(3,986)
Issue of common shares, net of issue	262	127
Share repurchase	(13,084)	–
Cash used in financing activities	(12,822)	(4,044)
INVESTING
Decrease in restricted cash	14,596	–
Net proceeds from preproduction sales	–	3,741
Purchase of property, plant and equipment	(72,229)	(111,656)
Other non-current assets	230	1,436
Cash used in investing activities	(57,403)	(106,479)
Foreign exchange effect on cash balances	8,550	(1,022)
Decrease in cash and cash equivalents	(5,000)	(93,584)
Cash and cash equivalents, beginning of period	136,168	320,038
Cash and cash equivalents, end of period	$131,168	$226,454
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	(3,162)	(465)
Inventory and supplies	(43,715)	(12,240)
Other current assets	(2,640)	(8,776)
Trade and other payables	31,926	30,215
Employee benefit plans	751	(1,939)
	$(16,840)	$6,795

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Notes to Condensed Consolidated Interim
Financial Statements
April 30, 2017 with comparative figures
(unaudited) (tabular amounts in thousands of United States dollars, except as otherwise noted)

Note 1:
Nature of Operations

Dominion Diamond Corporation (the “Company”) is focused on the mining and marketing of rough diamonds to the global market. The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “DDC”. The address of its registered office is Toronto, Ontario.

The Company has ownership interests in the Diavik and the Ekati group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%), where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and DDDLP is a wholly owned subsidiary of Dominion Diamond Corporation. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Diavik Joint Venture.

As of April 30, 2017, the Ekati Diamond Mine consists of the Core Zone, which includes the primary mining operations and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. Subsequent to acquisition in April 2013, the Company owned an 88.9% interest in the Core Zone and a 65.3% interest in the Buffer Zone. The Company controls and consolidates the Ekati Diamond Mine; the interests of minority shareholders are presented as non-controlling interests within the consolidated financial statements.

In January 2016, the management committee of the Buffer Zone approved a program and budget for the Buffer Zone for fiscal year 2017. In March 2016, Archon Minerals Limited (“Archon”) provided notice to DDEC, the operator of the Buffer Zone, of its objection to certain elements of the fiscal 2017 program and budget, and indicated that it was prepared to contribute only to certain portions of the program and budget. Accordingly, the Company elected to fund all of the cash calls for those elements of the fiscal 2017 program and budget that were not funded by Archon, and as of February 1, 2017, Archon’s participating interest in the Buffer Zone has been diluted. As a result of the dilution, the Company’s interest in the Buffer Zone increased from 65.3% to 72.0% (note 13).

On July 15, 2016, the TSX approved the Company’s normal course issuer bid (“NCIB”) to purchase for cancellation up to 6,150,010 common shares, representing approximately 10% of the public float as of July 6, 2016, from July 20, 2016 to no later than July 19, 2017. On July 28, 2016, the TSX accepted the Company’s entry into an automatic securities purchase plan in order to facilitate repurchases under the NCIB. Common shares repurchased under the NCIB will be cancelled. Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange or alternative trading platforms in Canada and the United States by means of open market transactions or by such other means as may be permitted by the TSX and applicable US securities laws. Purchases under the NCIB began in August 2016 and resulted in the purchase of approximately 1.3 million shares during the three-month period ended April 30, 2017 for approximately $13.1 million (CDN $17.9 million).

Note 2:
Basis of Preparation

(a)	Statement of compliance

These unaudited condensed consolidated interim financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The accounting policies applied in these unaudited interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended January 31, 2017.

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These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and, accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended January 31, 2017 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

(b)	Currency of presentation

These interim financial statements are expressed in United States dollars, which is the functional currency of the Company and the majority of its subsidiaries. All financial information presented in United States dollars has been rounded to the nearest thousand.

(c)	Use of estimates, judgments and assumptions

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of sales and expenses during the period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Note 3:
Significant Accounting Policies

(a)	New accounting standards adopted during the period
There were no new accounting standards adopted during the period.

(b)	Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the consolidated financial statements are listed below. The listing is of standards and interpretations issued that the Company reasonably expects to be applicable at a future date.

IFRS 2 – SHARE-BASED PAYMENTS

In June 2016, the IASB issued final amendments to IFRS 2, Share-Based Payments (“IFRS 2”). The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018. The amendments to IFRS 2 clarify the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. The Company is currently evaluating the impact that the amendments to the standard are expected to have on its consolidated financial statements and does not expect the amendments to have a material impact on the consolidated financial statements.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2018. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning February 1, 2018. The extent of the impact of the adoption of IFRS 15 has not yet been determined. The Company is on track for implementation of this standard by the effective date and will provide updates to this assessment in subsequent consolidated interim financial statements.

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IFRS 16 – LEASES
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases, and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a services contract on the basis of whether the customer controls the assets being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance-sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that have also adopted IFRS 15. The Company has entered into operating leases for rental of fuel tanks and office premises, which are being assessed under IFRS 16. The Company is on track for implementation of this standard by the effective date and will provide updates to this assessment in subsequent consolidated interim financial statements.

Note 4:
Cash and Cash Equivalents and Restricted Cash

	April 30, 2017	January 31, 2017
Cash and cash equivalents	$131,168	$136,168
Restricted cash	47,982	65,742
Total cash resources	$179,150	$201,910

As at April 30, 2017, the Company has restricted cash supporting outstanding letters of credit in the amount of CDN $60 million to the Government of the Northwest Territories (“GNWT”) as security for the reclamation obligations for the Diavik Diamond Mine. The Company also has restricted cash supporting outstanding letters of credit in the amount of CDN $5.4 million to the GNWT and other regulating bodies as security for the reclamation obligation for the Ekati Diamond Mine.

In February 2017, CDN $20 million of letters of credit posted as security for reclamation of the Ekati Diamond Mine were cancelled with the corresponding amount of restricted cash released. The security was replaced by additional CDN $20 million of surety bonds posted with the GNWT.

In May 2017, the Company’s restricted cash of $48.0 million was released and letters of credit were issued under the Company’s senior secured corporate revolving credit facility. As a result, unrestricted cash increased by $48.0 million and availability under the credit facility was reduced by the same amount.

Note 5:
Inventory and Supplies

	April 30, 2017	January 31, 2017
Stockpile ore	$41,072	$52,849
Rough diamonds – work in progress	44,727	36,307
Rough diamonds – finished goods (available for sale)	158,863	181,514
Supplies inventory	202,038	141,557
Total inventory and supplies	$446,700	$412,227

Total supplies inventory are net of a write-down for obsolescence of $5.3 million at April 30, 2017 ($7.1 million at January 31, 2017). For the period ended April 30, 2017, the cost of inventories recognized as an expense and included in cost of sales was $180.2 million (April 30, 2016 – $197.0 million).

Dominion Diamond Corporation | First Quarter Fiscal 2018 Condensed Consolidated Financial Statements and Notes	9

Note 6:
Diavik Joint Venture and Ekati Diamond Mine

DIAVIK JOINT VENTURE

The following represents DDDLP’s 40% interest in the net assets and operations of the Diavik Joint Venture as at March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
Current assets	$86,407	$66,820
Non-current assets	494,757	498,518
Current liabilities	(52,857)	(27,146)
Non-current liabilities and participant’s account	(528,307)	(538,192)

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
Expenses net of interest income (i)	$45,757	$45,296
Cash flows used in operating activities (i)	(26,290)	(18,672)
Cash flows provided by financing activities	58,339	36,703
Cash flows used in investing activities	(44,027)	(18,235)

(i) The Diavik Joint Venture earns interest income only as diamond production is distributed to participants.

DDDLP is contingently liable for DDMI’s portion of the liabilities of the Diavik Joint Venture, and to the extent DDDLP’s participating interest could increase because of the failure of DDMI to make a cash contribution when required, DDDLP would have access to an increased portion of the assets of the Diavik Joint Venture to settle these liabilities. Additional information on commitments and guarantees related to the Diavik Joint Venture is found in note 8.

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EKATI DIAMOND MINE

The following represents a 100% interest in the net assets and operations of the Ekati Diamond Mine as at April 30, 2017 and January 31, 2017:

	April 30, 2017	January 31, 2017
Current assets	$349,968	$383,945
Non-current assets	793,379	774,431
Current liabilities	(187,093)	(204,123)
Non-current liabilities and participant’s account	(956,254)	(954,453)

	Three months ended	Three months ended
	April 30, 2017	April 30, 2016
Revenue	$150,707	$118,623
Expenses	(148,431)	(179,232)
Net income (loss)	2,276	(60,609)
Cash flows provided by operating activities	69,139	97,724
Cash flows (used in) financing activities	–	(35,874)
Cash flows (used in) investing activities	(60,985)	(92,396)

Note 7:
Related Party Disclosure

There were no material related party transactions in the three-month periods ended April 30, 2017 and April 30, 2016 other than compensation of key management personnel.

Operational information
The Company had the following investments in significant subsidiaries at April 30, 2017:

Name of company	Effective interest	Jurisdiction of formation
Dominion Diamond Holdings Ltd.	100%	Northwest Territories
Dominion Diamond Diavik Limited Partnership	100%	Northwest Territories
Dominion Diamond (India) Private Limited	100%	India
Dominion Diamond Marketing Corporation	100%	Canada
Dominion Diamond (UK) Limited	100%	England
Dominion Diamond Ekati Corporation	100%	Canada
Dominion Diamond Marketing N.V.	100%	Belgium

Dominion Diamond Corporation | First Quarter Fiscal 2018 Condensed Consolidated Financial Statements and Notes	11

Note 8:
Commitments and Guarantees

CONTRACTUAL OBLIGATIONS

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)	$10,754	$10,754	$–	$–	$–
Environmental and participation agreements incremental commitments (b)(c)	81,947	4,743	13,296	8,805	55,103
Operating lease obligations (d)	19,722	4,114	7,766	5,438	2,404
Capital commitments (e)	21,434	20,752	364	318	–
Other	1,209	1,209	–	–	–
Total contractual obligations	$135,066	$41,572	$21,426	$14,561	$57,507

(a)	Promissory note

The Company issued a promissory note on October 15, 2014 in the amount of $42.2 million in connection with its acquisition of an additional 8.889% interest in the Core Zone at the Ekati Diamond Mine. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. On April 30, 2017, $10.7 million, which represents the principal amount of the note plus accrued interest, was outstanding. The Company repaid the entire principal and accrued interest subsequent to April 30, 2017 (note 13).

(b)	Environmental agreements

Through negotiations of environmental and other agreements, both the Diavik Joint Venture and the Ekati Diamond Mine must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the mines must provide security for the performance of their reclamation and abandonment obligations under environmental laws and regulations.

The Company posted surety bonds with the Government of the Northwest Territories (“GNWT”) in the aggregate amount of CDN $273 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. The Company provided letters of credit, secured by restricted cash, in the amount of CDN $60 million and CDN $5.4 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine and Ekati Diamond Mine, respectively. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

(c)	Participation agreements

Both the Diavik Joint Venture and the Ekati Diamond Mine have signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The Diavik participation agreements are for an initial term of 12 years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The Diavik participation agreements terminate in the event that the Diavik Diamond Mine permanently ceases to operate. The Ekati Diamond Mine participation agreements are in place during the life of the Ekati Diamond Mine and the agreements terminate in the event the mine ceases to operate.

(d)	Operating lease obligations

The Company has entered into non-cancellable operating leases for the rental of fuel tanks and office premises which expire at various dates through 2025. The leases have varying terms, escalation clauses and renewal rights.

(e)	Capital commitments
The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on contract prices.

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Note 9:
Financial Instruments

The Company has various financial instruments comprising cash and cash equivalents, restricted cash, accounts receivable, trade and other payables, and loans and borrowings.

The fair value of cash and cash equivalents and restricted cash approximates its carrying value. The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset. The Company’s loans and borrowings are for the most part fully secured, and have a short maturity hence the fair values of these instruments at April 30, 2017 and January 31, 2017 are considered to approximate their carrying values.

The carrying values and estimated fair values of these financial instruments are as follows:

		April 30, 2017		January 31, 2017
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial assets
Cash and cash equivalents, including restricted cash	$179,150	$179,150	$201,910	$201,910
Accounts receivable	17,566	17,566	13,946	13,946
	$196,716	$196,716	$215,856	$215,856
Financial liabilities
Trade and other payables	$158,127	$158,127	$108,866	$108,866
Loans and borrowings	10,556	10,556	10,556	10,556
	$168,683	$168,683	$119,422	$119,422

The Company has available a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term expiring on April 7, 2019, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the credit facility are to be used for general corporate purposes. The Company is in compliance with the financial covenants associated with the facility. As at April 30, 2017, no amounts were drawn under the credit facility.

Note 10:
Dividends

On April 12, 2017, the Board of Directors declared a dividend of $0.20 per share which was paid on June 5, 2017, to shareholders of record at the close of business on May 17, 2017. This dividend will be an eligible dividend for Canadian income tax purposes.

Note 11:
Restructuring Costs

On November 7, 2016, the Company made a decision to optimize operating costs which resulted in measures to reduce employee headcount and consolidate office space. In the first quarter of fiscal 2018, $2.3 million of restructuring expenses were recognized.

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Note 12:
Segmented Information

The reportable segments are those operations whose operating results are reviewed by the Chief Operating Decision Makers to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses, or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments.

In order to determine reportable segments, management reviewed various factors, including geographical locations and managerial structure. Management determined that the Company operates in three segments within the diamond industry – Diavik Diamond Mine, Ekati Diamond Mine and Corporate – for the three months ended April 30, 2017 and 2016.

The Diavik segment consists of the Company’s 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds. The Ekati segment consists of the Company’s ownership interest in the Ekati group of mineral claims and the sale of rough diamonds. The Corporate segment captures all costs not specifically related to the operations of the Diavik and Ekati Diamond Mines.

For the three months ended April 30, 2017	Diavik	Ekati	Corporate	Total
Sales
Europe	$69,418	$128,099	$–	$197,517
India	3,854	9,607	–	13,461
Total sales	73,272	137,706	–	210,978
Cost of sales
Depreciation and amortization in cost of sales	19,488	55,982	–	75,470
Inventory impairment	–	–	–	–
All other costs	32,770	71,965	–	104,735
Total cost of sales	52,258	127,947	–	180,205
Gross margin	21,014	9,759		30,773
Gross margin (%)	28.7%	7.1%	–	14.6%
Selling, general and administrative expenses
Selling and related expenses	485	1,860	–	2,345
Administrative expenses	–	–	5,935	5,935
Total selling, general and administrative expenses	485	1,860	5,935	8,280
Restructuring costs	–	333	1,942	2,275
Operating profit (loss)	20,529	7,566	(7,877)	20,218
Finance expenses	(1,297)	(2,334)	–	(3,631)
Exploration costs	(460)	(276)	–	(736)
Finance and other income	307	682	–	989
Foreign exchange gain (loss)	(15,512)	9,947	–	(5,565)
Segment profit (loss) before income taxes	$3,567	$15,585	$(7,877)	$11,275
Segmented assets as at April 30, 2017
Canada	$706,797	$1,174,783	$25,975	$1,907,555
Other foreign countries	47,818	82,781	2,243	132,842
	$754,615	$1,257,564	$28,218	$2,040,397
Capital expenditures	$18,070	$64,414	$607	$83,091
Inventory	112,242	334,458	–	446,700
Total liabilities	294,669	429,184	27,090	750,943
Other significant non-cash items:
Deferred income tax recovery (loss)	4.942	(5,003)	2,087	2,026

Dominion Diamond Corporation | First Quarter Fiscal 2018 Condensed Consolidated Financial Statements and Notes	14

For the three months ended April 30, 2016	Diavik	Ekati	Corporate	Total
Sales
Europe	$68,695	$99,203	$–	$167,898
India	4,433	5,928	–	10,361
Total sales	73,128	105,131	–	178,259
Cost of sales
Depreciation and amortization in cost of sales	22,289	38,772	–	61,061
Inventory impairment	–	19,603	–	19,603
All other costs	37,815	78,598	–	116,413
Total cost of sales	60,104	136,973	–	197,077
Gross margin	13,024	(31,842)	–	(18,818)
Gross margin (%)	17.8%	-30.3%	–%	-10.6%
Selling, general and administrative expenses
Selling and related expenses	909	778	–	1,687
Administrative expenses	–	–	6,349	6,349
Total selling, general and administrative expenses	909	778	6,349	8,036
Operating profit (loss)	12,115	(32,620)	(6,349)	(26,854)
Finance expenses	(1,079)	(1,409)	–	(2,488)
Exploration costs	9	(3,590)	–	(3,581)
Finance and other income	21	350	–	371
Foreign exchange gain (loss)	14,188	(17,548)	–	(3,360)
Segment profit (loss) before income taxes	$25,254	$(54,817)	$(6,349)	$(35,912)
Segmented assets as at April 30, 2017
Canada	$709,703	$1,264,274	$90,679	$2,064,656
Other foreign countries	72,567	41,500	–	114,067
	$782,270	$1,305,774	$90,679	$2,178,723
Capital expenditures	$(26,329)	$(122,483)	$–	$(148,812)
Inventory	120,137	288,646	–	408,783
Total liabilities	283,379	513,644	11,820	808,843
Other significant non-cash items:
Deferred income tax recovery	(12,487)	(24,799)	–	(37,286)

Note 13:
Subsequent Events

Promissory note
On May 15, 2017, the outstanding principal balance of the promissory note in the amount of $10.6 million and the outstanding accrued interest on the promissory note were paid in full.

Buffer Zone
On June 5, 2017, the Company reached an agreement with Archon to convert Archon’s participating interest in the Buffer Zone to a royalty equal to 2.3% of all future gross revenue from diamonds produced from the Buffer Zone. As a result of this transaction, the Company’s ownership interest in the Buffer Zone has increased to 100.0% .

Dominion Diamond Corporation | First Quarter Fiscal 2018 Condensed Consolidated Financial Statements and Notes	15